[METLIFE LETTERHEAD]

MetLife Investors USA Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

April 16, 2007

Robert S. Lamont, Jr., Esq.
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
901 F Street, N.W.
Washington, D.C. 20549-0506

RE: POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT ON FORM N-4 FOR METLIFE INVESTORS USA INSURANCE COMPANY AND METLIFE INVESTORS USA SEPARATE ACCOUNT A (FILE NO. 333-137369)

Dear Mr. Lamont:

On behalf of MetLife Investors USA Insurance Company (the "Company") and MetLife Investors USA Separate Account A (the "Separate Account"), this letter responds to one of the comments you provided on April 3, 2007 with respect to the above-referenced filing.

The Company acknowledges that:

    . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Robert S. Lamont Jr., Esq.
April 16, 2007
Page 2 of 2

    . the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at
(617) 578-3514 or Tom Conner at (202) 383-0590.

Sincerely,

/s/ Richard C. Pearson
Executive Vice President, General Counsel
and Secretary

cc: W. Thomas Conner, Esq.
    Michele A. Abate, Esq.
    John M. Richards, Esq.
    Marie C. Swift, Esq.